Skadden, Arps, Slate, Meagher & Flom llp
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RE: Van Kampen Trust
File Numbers 811-4629 and 33-4410
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on October 23, 2009 by Van Kampen Trust (the “Trust”), on behalf of its series, Van Kampen Core Plus Fixed Income Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 64 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about December 22, 2009.
Prospectus

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Fund has made the requisite filing for the year 2005.

Response 1	The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.

Comment 2	With respect to the Explanatory Note, please supplementally explain the reference to the Van Kampen Managed Short-Term Income Fund.

Response 2	The Trust filed a registration statement on Form N-1A pursuant to Rule 485(a) of the Securities Act on July 21, 1999 describing its new series, Van Kampen Managed Short-Term Income Fund. Such registration statement became automatically effective 75 days after such filing, however the Van Kampen Managed Short-Term Income Fund has not commenced operations. The reference to Van Kampen Managed Short-Term Income Fund in the explanatory note is intended to make clear that although Van Kampen Trust is filing a Post-Effective Amendment to its Registration Statement, no changes therein apply to Van Kampen Managed Short-Term Income Trust.

Comment 3	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 3	The Fund notes that the disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks.” Thus, the Fund has not added any additional disclosure.

Comment 4	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that all footnotes to the fee table therein are either required or permitted by Form N-1A.

Response 4	The Fund confirms that all such footnotes are permitted by Form N-1A. Footnotes 1 and 2 relate to the deferred sales charges applicable to such classes of shares, which are permitted by Instruction 2(a)(i) of Item 3. Footnote 3 relates to the fee waiver and/or expense reimbursement, which is permitted by Instruction 3(e) of Item 3.

Comment 4	With respect to footnote 3 which relates to the fee waiver in the fee table in the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that such footnote conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 4	The Fund believes that the footnote referenced complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 5	In the section entitled “Summary — Principal Investment Risks — Foreign securities,” if the Fund intends to invest in emerging market country issuers, please add disclosure to reflect that.

Response 5	The Fund notes that the requested disclosure is currently in the section referenced and thus, has not added additional disclosure.

Comment 6	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Mortgage-Related or Mortgage-Backed Securities,” please add disclosure regarding the recent financial difficulties experienced by the Government National Mortgage Association and the Federal National Mortgage Association.

Response 6	The Fund has added the disclosure as requested.

Comment 7	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Risks of Investing in Medium- and Lower-Grade Securities,” please disclose the percentage of the Fund’s assets that may be invested in medium- and lower-grade securities and supplementally tell the Staff whether the Fund intends to include a table showing the percentage of the Fund’s assets that are invested in securities graded in each rating category.

Response 7	The Fund notes that disclosure in the section entitled “Summary — Principal Investment Strategies — Quality levels” and “Investment Objective, Principal Investment Strategies and Risks” states that the Fund, under normal market conditions, invests primarily in investment grade fixed income securities. Therefore, the Fund’s investment in medium- and lower-grade securities is not a primary investment for the Fund. In addition, the Fund is not limited to any specific percentage of its assets that may be invested in such securities, subject to the foregoing. The disclosure in the section referenced by the Staff indicates that the Fund may invest “a portion” of its assets in such securities and the Fund believes that such disclosure is appropriate. Therefore, the Fund has not added any additional disclosure.

The Fund does not intend to include a table showing the percentage of its assets that are invested in each rating category.

Comment 8	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Strategic Transactions,” it states that the Fund may use various Strategic Transactions for a variety of purposes, including portfolio management. If the Fund intends to include any such Strategic Transactions for purposes of the Fund’s 80% policy, please add disclosure to that effect.

Response 8	The Fund does not intend to include any Strategic Transactions in its 80% policy of investing in fixed income securities and therefore, has not added any additional disclosure.

Comment 9	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — When-Issued and Delayed Delivery Transactions,” please add disclosure regarding whether the Fund segregates cash and/or liquid securities in an amount equal to the amount of the Fund’s commitment.

Response 9	The disclosure requested by the Staff is currently included in the Fund’s Statement of Additional Information in the section entitled “Investment Objective, Investment Strategies and Risks — Forward Commitments” and therefore, the Fund has not added any additional disclosure.

Comment 10	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Other Investments and Risk Factors — Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 4(b) of Form N-1A.

Response 10	The Fund respectfully submits that the last sentence of this section addresses Instruction 6 as it states, “In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.” In addition, the Fund believes that adding the disclosure as requested would make the statements therein untrue. Since the Fund’s investment objective is to seek total return (which is generally comprised of income and capital appreciation) making a statement that temporarily investing in prime commercial paper, certificates of deposit, bankers’ acceptances and other obligations of domestic banks and repurchase agreements (i.e., investments that primarily produce income) is inconsistent with the Fund’s investment objective is just untrue. In fact, the Fund believes that making such investments would be consistent the Fund’s investment objective. Therefore, the Fund does not believe that additional disclosure is necessary.
Statement of Additional Information

Comment 11	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Variable and Floating Rate Securities, Inverse Floating Rate Securities,” if the Fund intends to be involved in creating the trusts to facilitate these investments, please add disclosure to that effect.

Response 11	The Fund does not intend to be involved in creating the trusts to facilitate its investments in variable and floating rate securities and thus, the Fund has not added additional disclosure.

Comment 11	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Illiquid Securities,” it references the Fund’s investments in securities of other investment companies. If the Fund makes such investments, please add disclosure to that effect.

Response 11	The Fund notes that such disclosure is currently in the prospectus in the section entitled “Investment Objective, Principal Investment Strategies and Risks - Principal Investment Strategies and Risks — Other Investments and Risk Factors.” Thus, the Fund had not added additional disclosure.
* * *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor